UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Scienjoy Holding Corporation
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Cosmic Soar Limited Sheng Hou 6-1-1201 UHN International Village, Shuguang West Road, Chaoyang District, Beijing, People’s Republic of China, 100028 +86 13901238832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cosmic Soar Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,868,639
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,868,639
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,868,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 5.10% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 36,623,168 Class A Ordinary Shares issued and outstanding as of August 29, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of August 29, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedures. Therefore, the total number of the Ordinary Shares of the Issuer is 39,548,226, and the Reporting Person beneficially owns 4.72% of the total number of the issued and outstanding Ordinary Shares.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sheng Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,868,639
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,868,639
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,868,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 5.10% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 36,623,168 Class A Ordinary Shares issued and outstanding as of August 29, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of August 29, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedures. Therefore, the total number of the Ordinary Shares of the Issuer is 39,548,226, and the Reporting Person beneficially owns 4.72% of the total number of the issued and outstanding Ordinary Shares.

Explanatory Note

This Amendment No. 5 (“Amendment No.5”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed on October 14, 2021 by Cosmic Soar Limited (“Cosmic”), a company organized under the laws of the British Virgin Islands, and Sheng Hou, a citizen of the People's Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”), as amended by Amendment No.1 to the Original Schedule 13D filed on October 13, 2020 (“Amendment No.1”), Amendment No.2, filed on March 30, 2021 (“Amendment No.2”), Amendment No.3, filed on October 14, 2021 (“Amendment No.3”) and Amendment No.4, filed on June 15, 2022 (“Amendment No.4” and, together with Amendment No.1, Amendment No.2, Amendment No.3 and the Original Schedule 13D, the “Schedule 13D”) relating to the beneficial ownership of the Class A Ordinary Shares, with no par value (the “Class A Ordinary Shares”), of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

(a)	As of the date of this filing, Cosmic directly beneficially owns 1,868,639 Class A Ordinary Shares, which represents 5.10% of the issued and outstanding Class A Ordinary Shares of the Issuer. The foregoing percentage interests are calculated based on 36,623,168 Class A Ordinary Shares issued and outstanding as of August 29, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of August 29, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedures. Therefore, the total number of the Ordinary Shares of the Issuer is 39,548,226, and Cosmic beneficially owns 4.72% of the total number of the issued and outstanding Ordinary Shares.

Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Accordingly, in the meeting of the shareholders or on any resolution of shareholders, Cosmic may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the securities representing 2.84% of the voting power of the Issuer.

(b)	Sheng Hou is one of two shareholders of Cosmic, and he is holding 98% of the capital stock of Cosmic. He is also the sole director of Cosmic. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Sheng Hou may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the 1,868,639 Class A Ordinary Shares directly held by Cosmic.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 25, 2022, Yang Zhang, Chaorong Xie, Zhanwen Guo, and Fang Jin (the “Buyers”) and Cosmic entered into four stock block trading agreements (the “Agreements”), pursuant to which Cosmic sold 2,000,000 Ordinary Shares in total to the Buyers for $3.51 per share as follows: 350,000 Class A Ordinary Shares to Yang Zhang, 450,000 Class A Ordinary Shares to Chaorong Xie, 550,000 Class A Ordinary Shares to Zhanwen Guo, and 650,000 Class A Ordinary Shares to Fang Jin.

The copies of the Agreements (English Translation) are attached hereto as Exhibits to this Amendment No.5 and are incorporated herein by reference. The foregoing summary of the Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibits.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Stock Block Trading Agreement, dated August 25, 2022, by and between Cosmic Soar Limited and Yang Zhang (English Translation).

2	Stock Block Trading Agreement, dated August 25, 2022, by and between Cosmic Soar Limited and Chaorong Xie (English Translation).

3	Stock Block Trading Agreement, dated August 25, 2022, by and between Cosmic Soar Limited and Zhanwen Guo (English Translation).

4	Stock Block Trading Agreement, dated August 25, 2022, by and between Cosmic Soar Limited and Fang Jin (English Translation).

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2022

COSMIC SOAR LIMITED

By:	/s/ Sheng Hou
Name:	Sheng Hou
Title:	Director

/s/ Sheng Hou
Sheng Hou